SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

 (Amendment No. 2)*

INFRASTRUCTURE MATERIALS CORP.
(Name of Issuer)

Common Stock
 (Title of Class of Securities)

828103101
(CUSIP Number)

December 8,  2009
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[_]  Rule 13d-1(b)

[x]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but  shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No. 828103101__________________________________________________________________________________________________________________________________________
1.   Names of Reporting Persons

Pinetree Capital Ltd.
________________________________________________________________________________________________________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b)
________________________________________________________________________________________________________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________________________________________________________________________________________________________
4.   Citizenship or Place of Organization

Canada
_________________________________________________________________________________________________________________________________________________________________________________
5. Sole Voting Power 0 ________________________________________________________________________________________________________________________________________________________
Number of Shares	6. Shared Voting Power 7,525,000 ________________________________________________________________________________________________________________________________________________________
Beneficially Owned by	7. Sole Dispositive Power 0 ________________________________________________________________________________________________________________________________________________________
Each Reporting Person With	8. Shared Dispositive Power 7,525,000 ________________________________________________________________________________________________________________________________________________________

 9.   Aggregate Amount Beneficially Owned by each Reporting Person

                                                                                                                                                  7,525,000
________________________________________________________________________________________________________________________________________________________

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

_________________________________________________________________________________________________________________________________________________________________________________
11.  Percent of Class Represented by Amount in Row (9)

12.5%
_________________________________________________________________________________________________________________________________________________________________________________
12.  Type of Reporting Person (See Instructions)
CO
_________________________________________________________________________________________________________________________________________________________________________________

Page 2 of 8 pages

CUSIP No. 828103101__________________________________________________________________________________________________________________________________________
1.   Names of Reporting Persons

Pinetree Resource Partnership

________________________________________________________________________________________________________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b)
________________________________________________________________________________________________________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________________________________________________________________________________________________________
4.   Citizenship or Place of Organization

Canada
_________________________________________________________________________________________________________________________________________________________________________________
5. Sole Voting Power 0 ________________________________________________________________________________________________________________________________________________________
Number of Shares	6. Shared Voting Power 7,525,000 ________________________________________________________________________________________________________________________________________________________
Beneficially Owned by	7. Sole Dispositive Power 0 ________________________________________________________________________________________________________________________________________________________
Each Reporting Person With	8. Shared Dispositive Power 7,525,000 ________________________________________________________________________________________________________________________________________________________

 9.   Aggregate Amount Beneficially Owned by each Reporting Person

                                                                                                                                                  7,525,000
________________________________________________________________________________________________________________________________________________________

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

________________________________________________________________________________________________________________________________________________________________________________
11.  Percent of Class Represented by Amount in Row (9)

12.5%
________________________________________________________________________________________________________________________________________________________________________________
12.  Type of Reporting Person (See Instructions)

PN
________________________________________________________________________________________________________________________________________________________________________________

Page 3 of 8 pages

Item 1(a).     Name of Issuer:

Infrastructure Materials Corp.
(f/k/a Silver Reserve Corp.)
________________________________________________________________________________________________________________________________________________________________________________
Item 1(b).     Address of Issuer's Principal Executive Offices:

1135 Terminal Way, Suite 207B
Reno, NV 89502

________________________________________________________________________________________________________________________________________________________________________________
Item 2(a).     Name of Person(s) Filing:

Pinetree Capital Ltd.
Pinetree Resource Partnership
________________________________________________________________________________________________________________________________________________________________________________
Item 2(b).    Address of Principal Business Office, or if None, Residence:

The address of the principal business office of Pinetree Capital Ltd. (“Pinetree Capital”) is 130 King St. West, Suite 2500, Toronto, Ontario Canada M5X 1A9.

The address of the principal business office of Pinetree Resource Partnership (“Pinetree Resource”) is 130 King St. West, Suite 2500, Toronto, Ontario Canada M5X 1A9.
________________________________________________________________________________________________________________________________________________________________________________
Item 2(c).     Citizenship:

Pinetree Capital is a corporation organized under the laws of Ontario, Canada.

Pinetree Resource is a partnership organized under the laws of Ontario, Canada.
________________________________________________________________________________________________________________________________________________________________________________
Item 2(d).     Title of Class of Securities:

Common Stock, par value $0.0001 per share
________________________________________________________________________________________________________________________________________________________________________________
Item 2(e).     CUSIP Number:

828103101
________________________________________________________________________________________________________________________________________________________________________________
Item 3.         If this statement  is filed  pursuant to  Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)      [_]  Broker or dealer registered under section 15 of the Act.

(b)      [_]  Bank as defined in section 3(a)(6) of the Act.

(c)      [_]  Insurance company as defined in section 3(a)(19) of the Act.

(d)      [_]  Investment company  registered under section 8 of the Investment Company Act of 1940.

(e)      [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)      [_]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

Page 4 of 8 pages

(g)      [_]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)      [_]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

        (i)       [_]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

        (j)       [_]  A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

        (k)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:  ____________________________________.

________________________________________________________________________________________________________________________________________________________________________________
Item 4.        Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)    Amount beneficially owned:

As of the date of this filing, Pinetree Capital beneficially owns an aggregate of 7,525,000 shares of the Issuer’s common stock, par value $0.0001 per share (the “Common Stock”), including 7,525,000 shares of Common Stock beneficially owned by Pinetree Resource.

As of the date of this filing, Pinetree Resource beneficially owns an aggregate of 7,525,000 shares of Common Stock.

Pinetree Capital beneficially owns 100% of Pinetree Resource and therefore may be deemed to have beneficial ownership of the shares owned by Pinetree Resource.

     (b)      Percent of class:

Represents approximately 12.5% of the Issuer’s Common Stock, based on 60,198,500 issued and outstanding shares of Common Stock as of September 30, 2009.

     (c)      Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
	Pinetree Capital Ltd.:	0
	Pinetree Resource Partnership.:	0

(ii)	Shared power to vote or to direct the vote:
	Pinetree Capital Ltd.:	7,525,000
	Pinetree Resource Partnership.:	7,525,000

(iii)	Sole power to dispose or to direct the disposition of:
	Pinetree Capital Ltd.:	0
	Pinetree Resource Partnership.:	0

(iv)	Shared power to dispose or to direct the disposition of:
	Pinetree Capital Ltd.:	7,525,000
	Pinetree Resource Partnership.:	7,525,000

Page 5 of 8 pages

Item 5.        Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].
________________________________________________________________________________________________________________________________________________________________________________
Item 6.         Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable
________________________________________________________________________________________________________________________________________________________________________________
Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable
________________________________________________________________________________________________________________________________________________________________________________
Item 8.  Identification and Classification of Members of the Group.

Not Applicable
________________________________________________________________________________________________________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.

Not Applicable
________________________________________________________________________________________________________________________________________________________________________________
Item 10.  Certifications.

     (a)  Not applicable

     (b)  The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

Page 6 of 8 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2010
(Date)

PINETREE CAPITAL LTD.
By: /s/ Larry Goldberg
Name: Larry Goldberg
Title: Executive Vice President and Chief Financial Officer

PINETREE RESOURCE PARTNERSHIP
By: /s/ Larry Goldberg
Name: Larry Goldberg
Title: Authorized Signing Officer *

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

_________________________________

* Resolutions of the partners of Pinetree Resource Partnership, dated as of April 20, 2006 (the “Resolutions”), appoint Mr. Goldberg as Authorized Signing Officer.  The Resolutions, which were filed as Exhibit 2 to Amendment No. 1 to Schedule 13D filed by Pinetree Resource Partnership with respect to Bontan Corporation on May 5, 2006, are incorporated herein by reference.

Page 7 of 8 pages